

April 10, 2012

Via E-mail
Mr. Eyal Desheh
Chief Financial Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
P.O. Box 3190
Petach Tikva 49131, Israel

> **Re:** **Teva Pharmaceutical Industries Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 000-16174**

Dear Mr. Desheh:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 4: Information on the Company
Regulation
Government Reimbursement Programs, page 48

1. You have disclosed several changes due to the Healthcare Reform Act that may affect your financial statements including increasing Medicaid rebates, narrowing sales definitions for average manufacturer price purposes and expanding Medicaid rebates to cover Medicaid managed care programs. You also disclose that under the new legislation, certain pharmaceutical companies are now obligated to fund 50% of the patient obligation in the "donut hole." Additionally, you indicate that commencing in 2011, an excise tax was levied against certain branded pharmaceutical products to be apportioned to qualifying pharmaceutical companies across the industry based on an allocation of their governmental programs as a portion of total pharmaceutical government programs.

Please provide us proposed accounting policy disclosures to be included in your financial statements in future periodic reports regarding these changes. For example, disclose how you are recording the amounts due for the excise tax assessed to pharmaceuticals and where the amounts are classified in the income statement. In addition, please provide us proposed disclosure to be included in future periodic reports for Management's Discussion and Analysis of the effects the Healthcare Reform Act had on your liquidity and results of operations for each period presented and the anticipated effects the legislation will have on your future liquidity and results of operations. For example, consider disclosing, if known, your anticipated share of the excise tax that will be levied on your current and future results of operations as well as any other anticipated effects on your results of operations of other changes in the law.

Item 5: Operating and Financial Review and Prospects
Results of Operations
Gross Profit, page 64

2. Please expand your analysis to quantify the primary factors underlying the changes in gross profit for each period presented. In particular, quantify the reduction in gross profit margins due to the fewer number of high-margin generic products and the increase in gross profit margins due to sales of higher margin innovative and branded products. Also, describe and quantify the impact of the declining sales of prior year generic drug launches, such as the 2011 decline in sales of key 2010 launches as disclosed on page 61. In addition, quantify the components of cost of sales other than the cost of inventory sold, such as amortization of purchased intangible assets and cost of regulatory actions taken in various manufacturing facilities.

Research and Development Expenses, page 65

3. Please disclose the composition of the total research and development expense shown in the financial statements for each period presented based on how you manage these activities. In this regard, we believe distinguishing between discovery, preclinical and clinical development categories and further by late stage, such as phase III development categories along with providing the number of projects in each category, facilitates investors' understanding of the pipeline and related trends. To the extent that management has information available by therapeutic class, such as the breakdown beginning on page 36, we believe that this information further enhances investors' understanding of research and development expense and related trends.

4. For projects that are in the late stage of development such as phase III as presented beginning page 36, unless management believes that the expected effect on results of operations or financial position from the project when completed will be insignificant, we believe disclosure about each project should be enhanced to provide insight into expected effects on future operations, financial position or liquidity. For those projects, we would expect the following to be discussed:

- The month and year the project entered into the current phase of development;
- Significant patents associated with the project and their expiration dates and/or other information, as applicable, that provides insight into the period of exclusivity available;

Supplemental Non-GAAP Income Data
Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share, page 70

5. It is generally not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. Presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information. Please refer to Compliance and Disclosure Interpretation 102.10.

Liquidity and Capital Resources, page 79

6. You state on page F-15, that your "exposure of credit risks related to other trade receivables (i.e. outside of US) is limited due to the relatively large number of Group customers and wide geographic dispersion." However your disclosure on page F-54 indicates that revenue in the European countries approximated 30% of your total revenue in 2011. Given the current economic situation in Europe, please provide proposed disclosure to be included in MD&A in future filings to breakdown your accounts receivable balances from product sales by each country experiencing significant economic, fiscal and/or political strains such that the likelihood of default would be higher than would be anticipated when such factors do not exist. Separately disclose amounts due, if any, directly from or funded by each country's government. Your disclosure should provide the amount of receivable balances that are current and those past due showing the number of days past due. Clearly state the allowance for doubtful accounts for each country and provide an analysis of why you believe your allowance is appropriate.

7. On page 76 you state that in 2011, you distributed dividends in the amount of $370 million out of your previously exempt income and paid the corporate tax due on such distributions. In future years, you expect to have sufficient income from non-exempt and strategic Approved Enterprise sources to fund your dividend distributions. You state in Note 1u to the financial statements on page F-14 that you have not provided deferred taxes on the income that you intend to permanently reinvest and not distribute as dividends. Please provide us proposed disclosure to be included in future periodic filings for Note 14 – Income Taxes that complies with each of the disclosure requirements of ASC 740-30-50-2. Further, tell us your consideration of providing liquidity disclosures in MD&A to discuss that your use of certain funds may be limited. In this regard, please provide us proposed disclosure to be included in future periodic filings that includes a

discussion of the amount of cash and investments that are currently held by your foreign subsidiaries that are not available to use by the Company or its other subsidiaries outside those foreign operations. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements
Note 1—Significant Accounting Policies
z. Collaboration arrangements, page F-16

8.   Please refer to your disclosure that "payments between the Company and the counterparty to the collaboration agreement to be accounted for in accordance with already existing generally accepted accounting principles, unless none exist, in which case a reasonable, rational, consistent method should be used." Please explain to us those situations when generally accepted accounting principles do not provide guidance for payments between counterparties under your collaboration agreements and describe your accounting treatment in these situations. Revise provide proposed revised disclosure to be included in future periodic reports.

Note 2—Certain Transactions
7) Consumer health care partnership with Proctor & Gamble, page F-22

9.   Please describe and quantify the principal terms governing this partnership agreement.

Note 12. Commitments and Contingencies
b. Contingencies, page F-35

10. You state on page F-36 that "depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva." You also state that in the event of a finding of willful infringement, the damages may be up to three times the profits lost by the patent owner.
    - To the extent that you have had significant sales relating to drugs you have begun to market that were subject to patent litigation, please quantify the sales you have recorded in your financial statements for each period presented and to date.
    - Please quantify the maximum amount of damages that you may be required to pay if the patent litigation is not resolved in your favor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant